UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Appointment of Member of the Board of Directors.

On September 20, 2022, Versus Systems, Inc. (the “Company”) announced that, on recommendation of the Corporate Governance & Nominating Committee, the Board of Directors of the Company (the “Board”), the Board voted to expand the size of the Board from six directors to seven directors and to elect Shannon Pruitt to fill the new position, effective immediately, until her successor is duly elected and qualified or her earlier resignation or removal. On September 20, 2022, Ms. Pruitt accepted such appointment, effective on such date.

Ms. Pruitt, age 48, has served as the Global Chief Content Officer of Stagwell Media Network since September 2021, where she is responsible for global content-related agency and client partnerships, products and solutions. As part of the Stagwell acquisition of  MDC Media Partners, where she was President of Content, Managing Director, from August 2020 to December 2021, Pruitt was promoted into her global role within the Stagwell Media Network. From July 2019 to August 2020, she was the Managing Partner, EVP: Walt Disney Television Networks Portfolio. Ms. Pruitt has extensive consumer engagement and marketing experience from her prior roles as Chief Marketing Officer of The Honest Company (2018-2019), Co-founder and President of Dentsu’s The Story Lab (2014-2017), and Chief Content Officer at Carat (2017-2018). She has also previously built and led integrated marketing and sales teams at global production powerhouses Fremantle Media, Mark Burnett Productions, Warner Bros, 19 Entertainment, and Octagon, where she was responsible for the strategy and activation of MasterCard’s FIFA World Cup, Major League Baseball and the NFL sponsorships. Ms. Pruitt received a bachelors degree and a Masters in Business Administration from the University of Oregon.

Ms. Pruitt has been determined to be independent under Nasdaq listing standards. There are no arrangements or understandings between Ms. Pruitt and any other persons pursuant to which she was selected as a director. Additionally, there are no transactions involving the Company and Ms. Pruitt that the Company would be required to report pursuant to Item 404(a) of Regulation S-K. Ms. Pruitt will be compensated for her service as a director consistent with the compensation provided to other non-employee directors as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 1, 2022.

A copy of the press release announcing the appointment of Ms. Pruitt is attached hereto as Exhibit 99.1. Internet addresses in the release are for information purposes only and are not intended to be hyperlinks to other information of the Company.

The exhibit to this report will not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the exhibit to this Report of Foreign Private Issuer on Form 6-K.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press release of Versus Systems Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2022

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

3